10026409

SEC Mail Processing Section
MAR 01 2010
Washington DC
109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
AIG Plaza, 4th floor, 250 Muñoz Rivera Avenue
(No. and Street)

Hato Rey	Puerto Rico	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wanda Arce **787-250-3627**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de Leon Avenue,	San Juan,	Puerto Rico	00917-1951
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wanda Arce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn and subscribed before me by Wanda Arce, of legal age, married an executive and resident of Trujillo Alto, PR whom I personally know in Guaynabo, PR this 24th day of February, 2010.

Affidavit number: 44,575

JORGE A. MIRANDA ABOGADO NOTARIO

Notary Public

Signature

Principal Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2009 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Carlos V. Ubiñas
President and CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 44,610

Sworn and subscribed before me by Carlos V. Ubiñas, in his capacity as President and CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, married and resident of San Juan, Puerto Rico, of whom I personally know, this 24th day of February, 2010.

Notary Public

JORGE A. MIRANDA
ABOGADO - NOTARIO

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2009

Contents

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce de León Avenue
San Juan, PR 00917-1951

Main tel: +1 787 759 8212
Fax: +1 787 753 0808
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2010

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2009
(In thousands of dollars)

Assets	
Cash and cash equivalents	$ 76
Securities and cash segregated and on deposit for federal and other regulations	3,062
Financial instruments owned	30,781
Securities purchased under agreements to resell	2,403,809
Receivables:	
Interest	863
Brokers and dealers	1,045
Fees and other	4,959
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $16,905	5,357
Other assets	18,322
Total assets	$ 2,468,274
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 16,060
Financial instruments sold, not yet purchased	371
Payables:	
Interest	9
Other liabilities and accrued expenses	3,069
Accrued compensation and benefits	17,343
Payable to affiliated companies	2,302,723
	2,339,575
Subordinated liabilities	42,000
Stockholder's equity:	
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)	1
Additional paid-in capital	45,564
Retained earnings	41,134
Total stockholder's equity	86,699
Total liabilities and stockholder's equity	$ 2,468,274

See accompanying notes.

UBS Financial Services Incorporated of Puerto Rico

Notes to Statement of Financial Condition

December 31, 2009
(In thousands of dollars, except share data)

1. Introduction and Basis of Presentation

Description of Business

UBS Financial Services Incorporated of Puerto Rico (the Company) is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

This statement of financial condition is prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates, and assumptions that affect the amounts reported in the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial Instruments owned and financial instruments sold, not yet purchased, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the financial instrument sold not yet purchased may exceed the amount reflected in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the statement of financial condition in financial instruments owned or liabilities and the related profit or loss reflected in principal transactions revenues on the statement of operations. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2009.

Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell, and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2009, the Company obtained and had securities with a fair value of approximately $2,831,855 on such terms, of which approximately $16,588 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Tax Benefit Associated with Share-Based Compensation

FASB ASC 715, *Share Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholders' Equity as additional paid in capital (APIC). However, FASB ASC 715, paragraph A94, footnote 82 states, in pertinent part, that an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company has current year taxable income. Therefore, the Company recognizes one hundred percent of the tax expense (share-based compensation is less than cumulative compensation cost due to drop in stock price), $1,134, associated with the 2009 share-based compensation. Additionally, the Company recognizes in the current year, a portion of the previously disallowed benefit to the extent it would be in a current tax paying position. Of the previously disallowed benefit of $7,752, an additional $2,145 from 2005 and $761 from 2006 has been recognized. Of the still disallowed benefit of $4,846, $2,454 and $2,392 remain from 2006 & 2007, respectively.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

Goodwill and Intangible Assets Acquired

Goodwill and intangible assets with indefinite lives are not amortized but must be tested annually for impairment. Identifiable intangible assets with finite lives are amortized over their useful lives.

On October 10, 2006, the Company entered into an asset purchase agreement with a local broker-dealer to acquire certain assets actually by Seller in the normal course of its retail business.

As consideration of the acquisition of the assets, the total purchase price paid was $4,906. The payment was allocated for financial statements purposes as follows, $1,226 as an intangible asset and $3,680 as goodwill.

During 2009, the Company recorded goodwill and intangible asset impairment charges of $661 and $221, respectively. The nature of the impairment charges were as a result of a significant decline in the market value of the invested assets.

The intangible asset will be amortized over ten years.

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Change in Accounting Estimate

In 2009, a change in estimated accrual of $771 was recorded for the purchase price of the local-broker dealer acquisition. Adjustment in the accrued liability amount for future payments was attributable to a decline in the market value of the invested assets.

Accounting Developments

In July 2009, the Financial Accounting Standard Board (FASB) issued Accounting Standard Codification (ASC) 105 which establishes the FASB Accounting Standards Codification (Codification) to become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. The Company has adopted the Codification and the notes have been updated to reflect new Codification references.

For the 2009 financial statements, the Company adopted ASC 820-10-55, *Fair Value Measurements for Nonfinancial Assets and Liabilities Measured on a Nonrecurring Basis*. This amendment, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. The Company also adopted ASC 820-10-65, *Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly*. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption did not have a material impact on the Company's statement of financial condition.

In 2009, the Company adopted an amendment to FASB ASC 805-10, *Business Combinations*. The amendment changes FASB ASC 805 as it now requires transaction costs to be expensed, contingent consideration is recorded at fair value as a component of the purchase price with subsequent adjustments recognized in operations and subsequent decreased in valuation allowance on acquired deferred tax assts are recognized in operations after the measurement period. FASB ASC 810-10, *Noncontrolling Interests in Consolidated Financial Statements*, changes the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. This amendment requires us to classify non-controlling interest as part of earnings, and the accumulated amount of noncontrolling interests as part of shareholders

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Accounting Developments (continued)

equity. The adoption of FASB ASC 805-10 and 810-10 did not have a material impact on the Company's statement of financial condition.

In 2009, the Company adopted an amendment to FASB ASC 815-10-15, *Disclosures about Derivative Instruments and Hedging Activities*. The amendment requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. Since FASB ASC 815-10-15 only requires additional disclosures, the adoption did not have a material impact on the Company's statement of financial condition.

In 2009, the Company adopted FASB ASC 350-30-65, *Determination of the Useful Life of Intangible Assets*, which provides for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions associated with the intangible asset. This amendment replaced the previous useful-life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. The adoption did not impact the Company's statement of financial condition.

In 2009, the Company adopted FASB ASC 715-20, *Employers' Disclosures about Postretirement Benefit Plan Assets*, which requires additional disclosures about assets held in an employer's defined benefit pension or other postretirement plan. These required disclosures are similar to the disclosure requirements in FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 715-20 also replaces the requirement to disclose the percentage of the fair value of total plan assets with a requirement to disclose the fair value of each major asset category.

In 2009, the Company adopted FASB ASC 855, *Subsequent Events*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the Company's financial statements are issued or available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date - that is, whether that date represents the date the financial statements were issued or were

(In thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Accounting Developments (continued)

available to be issued. The Company evaluates subsequent events through the date that the Company's statement of financial condition is issued.

In 2009, the Company adopted the ASC 860-10-40-44, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. Under the guidance of ASC 860-10-40-44, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e., a linked transaction). However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions.

Accounting Pronouncements not yet Adopted

In June 2009, FASB ASC 860-10-55, *Accounting for Transfers of Financial Assets*, was issued. The amendments will be effective January 1, 2010. The amendment establishes sale accounting criteria for transfers of financial assets.

In August 2009, FASB ASC 820-10-35, *Fair Value Measurements and Disclosures*, was issued. This amendment provides additional guidance clarifying the measurement of liabilities at fair value. The amended guidance is effective of reporting periods beginning after August 26, 2009.

3. Related Party Transactions

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2009, the Company had resale agreements of $885,545 with mutual funds co-managed by an affiliate.

UBSFSI provides various administrative and operational services for the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate (LIBOR).

(In thousands of dollars, except share data)

3. Related Party Transactions (continued)

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBS Americas, UBS Americas has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until March 31, 2011. At December 31, 2009, there was $42,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association.

4. Fair Value Measurement

FASB ASC 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement considers attributes specific to an asset or liability, for example restrictions, if any, on the sale or use of the asset at the measurement date.

The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

4. Fair Value Measurement (continued)

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for the majority of OTC derivatives and for many unquoted instruments and other items which are not traded in active markets.

For a portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is the case for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are believed by management to be reasonable assumptions, based on market conditions.

Financial instruments are valued at the bid price for long positions and the offer price for short positions. For financial instruments with offsetting market risks, the mid-market price is used to determine fair value.

Where a residual exposure exists, a mid-to-bid or mid-to-offer valuation adjustment is recorded. In an attempt to increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy outlined in FASB ASC 820-10 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

(In thousands of dollars, except share data)

4. Fair Value Measurement (continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

At December 31, 2009, the financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased, recorded at fair value, consisted of the following:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial Instruments Owned:				
Commercial paper and other short-term debt	$ –	$ –	$ –	$ –
U.S. government and agency securities	–	–	–	–
Equity securities	–	12,968	–	12,968
Mortgage-backed securities	158	–	–	158
State and municipal obligations	16,690	–	–	16,690
Corporate debt obligations	–	965	–	965
	$16,848	$13,933	$ –	$30,781
Financial Instruments Sold, Not Yet Purchased:				
Equity securities	$ –	$ 1	$ –	$ 1
State and municipal obligations	–	–	–	–
Mortgage-backed securities	368	–	–	368
Corporate debt obligations	–	2	–	2
	$ 368	$ 3	$ –	$ 371

5. Risk Management

All financial transactions involve varying degrees of both market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: General market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities. General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates etc. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. The Company takes both general and specific market risks in its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk – Value at Risk (VaR) and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading- and non-trading positions, exposures, profits and losses, and trading strategies.

The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to the established limits. The risk control group also reviews trading positions and hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to UBS. This can be caused by factors directly related to the counterparty, such as business or management problems, or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates and other financial institutions, including banks, brokers and dealers, investment fund and insurance companies. Credit losses could arise should counterparties fail to perform and the value

5. Risk Management (continued)

Credit Risk (continued)

of any collateral prove inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, financial instruments sold, not yet purchased and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2009 were settled without material adverse effect on the financial statements, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. government and Commonwealth of Puerto Rico government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent

5. Risk Management (continued)

Credit Risk (continued)

permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2009, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems (for example failed IT systems, or fraud perpetrated by a UBS employee), or from external causes, whether deliberate, accidental or natural. It is inherent in all of UBS's activities. Operational risks are monitored and, to the extent possible, controlled and mitigated. UBS's approach to operational risk is not designed to eliminate risk altogether but, rather, to contain risks within levels deemed acceptable by senior management.

The Group Chief Risk Officer (Group CRO), supported by the Group Head of Operational Risk, is responsible for the effective design of the operational risk framework.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

In the normal course of business, the Company enters into underwriting commitments. Settlement of these transactions at December 31, 2009, would not have had a material impact on the Company's financial statements, taken as a whole.

(In thousands of dollars, except share data)

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and change in market price between the grant date and vesting date of UBS restricted stock.

In the 2009 financial statements, the Company has restated the beginning balance of retained earnings in the amount of $630 to reflect the correction of an error pertaining to an under accrual of deferred compensation expense related to plans involving certain employees.

The effect of such restatement on the beginning retained earnings as of January 1, 2009 is a decrease of $630.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2009, the Company's net capital, as defined, was $74,385, which exceeded minimum net capital requirement by $51,194.

Dividend payments, equity withdrawals and advances to UBS FSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Equity Participation and Other Compensation Plans

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, deferred cash awards, and other stock based awards.

Selected employees receive a portion of their annual performance-related compensation in UBS shares, notional UBS shares or Alternative Investment Vehicles (AIVs) instead of cash, on a mandatory basis (EOP). The awards granted in the form of UBS shares or notional UBS shares are settled by delivering UBS shares. Awards granted in the form of AIVs are settled in cash. Generally, the EOP awards vest in one-third increments over a three-year vesting period. These awards are generally forfeitable upon voluntary termination of employment with UBS. Compensation expense for these awards is generally recognized over the shorter of the legal vesting

9. Equity Participation and Other Compensation Plans (continued)

period and the period from grant to the date the employee satisfies certain retirement eligibility requirements. Compensation expense is recognized in the performance year if the employee meets these retirement eligibility requirements at the date of grant. During 2009, the Company only granted EOP awards to certain employees for which it had an outstanding contractual obligation.

Certain key employees are granted stock-settled Stock Appreciation Rights (SARs) or options with a strike price not less than the fair market value of a UBS share on the date the SAR or option is granted. A SAR gives employees the right to receive such number of UBS shares equal to the value of any appreciation in the market price of a UBS share between the grant date and the exercise date. One option gives the right to acquire one registered UBS share at the option's strike price. Options granted prior to 2008 generally vest in one-third increments over a three-year vesting period and generally expire ten years from the grant date. SARs and options granted from 2008 onwards vest in full following a three-year vesting period and generally expire ten years from the grant date. Compensation expense for these awards is generally recognized over the shorter of the legal vesting period and the period from grant to the date the employee satisfies certain retirement eligibility requirements.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Conditional Variable Compensation Plan (CVCP) was a one-time forward looking compensation plan under which awards were granted to certain employees on a mandatory basis in 2009. Under CVCP, the Company awards a contingent right to receive cash payments at vesting subject to forfeiture provisions. These awards are generally forfeitable upon termination of employment and additionally require profitability and recapitalization performance hurdles to be met in order for the awards not to forfeit. The awards vest in one-third increments over a three-year vesting period.

Compensation expense is recognized over the shorter of the vesting period and the period from the service inception date to the retirement eligibility date of the employee. No further grants will be made under this plan.

Certain eligible employees of the Company participate in the PartnerPlus Plan, a non-qualified cash deferred compensation plan. Under the PartnerPlus Plan, the Company awards amounts based on a

(In thousands of dollars, except share data)

9. Equity Participation and Other Compensation Plans (continued)

predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts earned during the year into the PartnerPlus Plan up to a percentage of the Company's contributions. The amounts awarded earn annual interest and vest in 20% increments in years six through ten after the grant date. The Company contributions and all interest earned are forfeitable in certain circumstances. Compensation expense is recognized on a straight-line basis from the date of grant over the earlier of the vesting period or assumed retirement (age 65 with 5 years of service).

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase UBS shares at their market value on the purchase date and receive two options for each UBS share purchased, up to a maximum limit. The options have a strike price equal to the market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. UBS shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options vest after two years and expire ten years after the date of grant.

The fair value of options and SARS is determined by means of a Monte Carlo simulation. The simulation technique uses a mix of implied and historic volatility and specific employee exercise behavior patterns based on statistical data, taking into account the specific terms and conditions under which the options are granted, such as the vesting period, forced exercises during the lifetime and gain and time dependent exercise behavior. The expected term of each option is calculated as the probability-weighted average period of the time between grant and exercise. The term structure of volatility is derived from the implied volatilities of traded Parent options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a fixed rate over the term of the options.

(In thousands of dollars, except share data)

9. Equity Participation and Other Compensation Plans (continued)

The fair value of SARs and options granted during 2009 was determined using the following assumptions (in CHF):

	Weighted Average	Range Low	Range High
Expected volatility (%)	48.22	40.91	53.47
Risk free interest rate (%)	2.16	1.50	2.57
Expected dividend	0.27	–	0.29
Strike price	11.88	9.35	40.00
Share price	11.64	9.35	19.27

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

10. Employee Benefit Plans

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans (EFLs) have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

(In thousands of dollars, except share data)

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes, deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

In accordance with FASB ASC 740, a valuation allowance is to be recorded whenever the ultimate realization of DTA is, more likely than not, not going to be realized. In assessing the recoverability of the DTAs, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized in all of its DTAs and, accordingly, a full valuation of $20,438 has been booked.

For the year ended December 31, 2009, the Company had a net deferred tax asset (DTA) of $20,438, before any valuation allowance, of which $18,635 was related to employee benefits, $915 related to AMT credit carry forwards and $888 attributable to miscellaneous other assets.

The effective tax rate of the Company differs from the statutory rate of 39% primarily due to the release of the Company's valuation allowance offset by recognition of previously disallowed ASC 715 benefit.

As of December 31, 2009, the Company determined that it has no material uncertain tax positions, interests, or penalties as defined within ASC 740 and, accordingly, management has concluded that no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2005 until 2008. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

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STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

1001-1125265

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
(a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

1001-1125265